[CARNE CAPITAL LETTERHEAD]

November 27, 2012

Mr. Stacey E. Hong, President
Forum Funds
Three Canal Plaza, Suite 600
Portland, Maine 04101

RE:      Expense Limitation Agreement

Dear Mr. Hong:

Carne Capital, LLC, (the "Adviser") agrees to reduce its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses (excluding all taxes, interest, portfolio transaction expenses, dividends on short sales, acquired fund fees and expenses, and extraordinary expenses) for Carne Large Cap Value Fund (the "Fund"), a series of the Forum Funds (the "Trust"), do not exceed 2.00% and 2.25% for the Institutional Shares class and Investor Shares class, respectively, for the period from February 28, 2013, through March 1, 2014.

This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will renew automatically for one-year terms unless the Adviser provides written notice of its termination at least 90 days prior to the end of the then current term.

Very truly yours,

Carne Capital, LLC

By:         /s/ F.Sean Bonner
Name:    F. Sean Bonner
Title:      Managing Member